UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

COSAN LIMITED

Corporate Taxpayer ID (CNPJ/MF): 08.887.330/0001–52

Foreign Company

PRESS RELEASE

COSAN LIMITED (NYSE: CZZ) informs its shareholders and the market in general that Companhia de Gás de São Paulo – Comgás (B3: CGAS3 and CGAS5), company indirectly controlled by CZZ, released on March 23rd of 2019, through a Material Fact, the conclusion of the 4th Ordinary Tariff Review process. The full content of Comgás’ Material Fact can be found below:

“Companhia de Gás de São Paulo – Comgás (B3: CGAS3 and CGAS5) (“Company”/ “Comgás”), in compliance with provisions of Article 157, Paragraph 4 of Law No. 6.404/76 and provisions of Instruction issued by the Brazilian Securities and Exchange Commission (“CVM”) No. 358 of January 3, 2002, and further amendments, hereby informs its shareholders and the market in general that on May 23, 2019, the Sanitation and Energy Regulatory Agency of the State of São Paulo (ARSESP) published its Final Technical Note NTF-0030-2019 and its Substantiated Report referring to the conclusion of the 4th Ordinary Tariff Review of Comgás, comprising the period from May 31, 2018 to May 30, 2024.

The Final Technical Note NTF-0030-2019 resolved, in relation to the Maximum Margin (P0), the amount of R$ 0.5182 per cubic meter. Referring to the X Factor, which aims at sharing with consumer a higher operational efficiency over the post-Tariff Review cycle, by applying it as a reducer of margins yearly adjusted by IGPM (General Market Price Index), the percentage defined is 0.52% p.a.

It is worth noting that P0 amount is denominated in the currency of April 2018 and, pursuant to clause 13 of the concession agreement, this amount shall be adjusted by IGPM variation from May 2018 to April 2019, and deducted from the X Factor.

Tariff tables will be published in the Official Gazette of the State of São Paulo and shall take effect as of May 31, 2019.

The full content of the Final Technical Note NTF-0030-2019 and the Substantiated Report can be accessed on ARSESP’s website (www.arsesp.sp.gov.br).”

São Paulo, May 28, 2019

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2019

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial and Investor Relations Officer